UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 3
FORTE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
AVENA MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
ARGENX BV
(Parent of Offeror)
A Wholly Owned Subsidiary of
ARGENX SE
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34962G208
(CUSIP Number of Class of Securities)
Hemamalini (Malini) Moorthy
argenx BV
Industriepark Zwijnaarde 7
9052 Zwijnaarde (Ghent)
Belgium
+31(0)10 70 38 441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Damien Zoubek, Esq.
Oliver J. Board, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
(212) 277-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 6, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forte Biosciences, Inc., a Delaware corporation (“Forte”), for $77.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 6, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.
Items 1 through 9; Item 11.
The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
“The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Time, on August 26, 2026 (such date and time, the “Expiration Date”), and the Offer was not extended. The Depositary has advised Purchaser that, as of the Expiration Date, 19,894,879 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing, together with the shares owned by Parent and its affiliates, approximately 87.13% of the then issued and outstanding Shares. As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.
Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made promptly after the Expiration Date in accordance with the terms of the Offer and the Merger Agreement.
Following expiration of the Offer and acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Forte’s stockholders. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, in which Purchaser merged with and into Forte, with Forte surviving the Merger and continuing as a wholly owned subsidiary of Parent.
At the Effective Time, each Share issued and outstanding (other than the Excluded Shares and Shares held by stockholders of record or held by beneficial owners who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) was converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price, without any interest and subject to any applicable withholding of taxes. The Shares are expected to cease to trade on the Nasdaq Capital Market prior to the opening of business on August 27, 2026 and will be delisted from the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Forte’s reporting obligations under the Exchange Act as promptly as practicable.
On August 27, 2026, Parent issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vi)*	Press release issued by argenx SE, dated August 27, 2026.

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AVENA MERGER SUB INC.

	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy
Title: Vice President & Secretary

ARGENX BV

	By:	/s/ Arjen Lemmen
Name: Arjen Lemmen
Title: VP Corporate Development & Strategy

ARGENX SE

Date: August 27, 2026	By:	/s/ Karen Massey
Name: Karen Massey
Title: Chief Executive Officer